December 7, 2018

Filed via EDGAR

Alison White, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:            Franklin Founding Funds Allocation VIP Fund (the “Fund”), a series of Franklin Templeton Variable Insurance Products Trust

Dear Ms. White:

On behalf of the Fund, submitted herewith under the EDGAR system are the Fund’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Kevin Kirchoff on November 16, 2018 with regard to the preliminary proxy statement for the Fund that was filed on Schedule 14A with the Commission on November 9, 2018 (the “Proxy Statement”).  Each comment from the Staff is summarized below, followed by the Fund’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Proxy Statement.

1.         Comment:  Each time there is a mention of the manager of managers structure, please mention that it will apply to both affiliated and unaffiliated subadvisers.

Response:  The disclosure has been revised as requested.

2.         Comment:  Add disclosure to clarify whether the proposals and sub-proposals are contingent on each other.

Response:  The disclosure has been revised as requested.

3.         Comment:  In the Q&A on page 2; clarify whether the Fund will stay a static allocation fund or liquidate if it is not repositioned.

Response:  The disclosure has been revised as requested.

4.         Comment:  In the Q&A on page 3 under “Who will pay proxy solicitation costs,” disclose whether the proxy solicitation costs will be allocated as stated whether or not the proxy proposals are approved.

Response:  The disclosure has been revised as requested.

5.         Comment:  On page 4 of the proxy statement at the bottom of first paragraph, clarify what is meant by the “latest active allocation and monitoring processes” when describing how the Fund would continue to provide broad asset allocation.

U.S. Securities and Exchange Commission

December 7, 2018

Response:  The disclosure has been revised as requested.

6.         Comment:  On page 7, with respect to the statement: “[t]herefore, Management believes that neither the shareholders of the Fund nor the shareholders of the Underlying Funds will be materially impacted by the capital gains realized as a result of the Repositioning of the Fund,”  confirm whether Management received a tax opinion to this effect, if so please file with definitive materials; if not, please review staff legal bulletin 19 and consider whether an opinion is necessary.

Response:  The shares of the Fund are primarily purchased through variable annuity contracts or variable life insurance contracts, therefore, the Fund’s distributions will likely be exempt from taxation if left to accumulate within the variable contract.  The disclosure referenced, however, has been revised to indicate that shareholders and contract owners should to consult with counsel for their particular situation.

7.         Comment:  Please provide the reviewer with the disclosure regarding the board’s considerations of the advisory and subadvisory agreements before the definitive version of the proxy statement is filed.

Response:  The disclosure was provided supplementally to the reviewer on November 29, 2018.

8.         Comment:  On page 16 of the proxy statement, please provide more detail on what will happen if Proposals 2a, 2b, 2c and/or 3 are not approved (i.e., would the Fund still restructure and use only one or two of the subadvisers and still restructure).

Response:  The disclosure has been revised as requested.

9.         Comment:  On page 20 of the proxy statement under “Other matters,” please make the statement about how to get the referenced materials more prominent pursuant to Item 22(a)(3)(iii) of the proxy rules.

Response:  The disclosure has been bolded.

10.       Comment:  On page 33 of the proxy statement under “Method of Tabulation,” please remove the statement “[t]he rules of the SEC require that the Fund disclose in this proxy statement the effect of ‘broker non-votes.’” That is true in a sense for everything in the proxy, so it is not necessary to call out.

Response:  The disclosure has been revised as requested.

            Please do not hesitate to contact Amy Fitzsimmons at (215) 564-8711 or in her absence Brian Crowell at (215) 564-8082, if you have any questions or wish to discuss any of the responses presented above.

                                                                                    Sincerely,

                                                                                    /s/ Karen L. Skidmore

Secretary and Vice President